InBev

RECEIVED

2005 JUL 25 A 10:2

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary C


05009903

By courier

Leuven, July 14, 2005

SUPPL

Dear Madam,

InBev

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JUL 25 2005
THOMSON
FINANCIAL

dlw 7/25

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Maatschappelijke Zetel / S
Grote Markt 1
1000
H.R. Br

Press Release

InBev nv/sa

Brussels, July 14, 2005 - 1/2

Pre-closed Statement

InBev realized a total volume of 104.2 million hectoliters in the first six months of 2005, leading to organic volume growth of 5.5% for beer and 4.6% for soft-drinks, totaling 5.4% growth against the same period of last year.

ZONE	Beer Volume Half Year '05 (million hectoliters)	Beer Organic Growth (vs 2004)		
		Half Year	1st Quarter	2nd Quarter
North America	6.9	-2.2%	-4.2%	-0.7%
Central & South America	34.4	+12.9%	+12.0%	+13.9%
Western Europe	18.6	-4.6%	-6.9%	-2.9%
Central & Eastern Europe	17.4	+8.1%	+4.4%	+10.5%
Asia Pacific	10.9	+1.4%	-2.4%	+2.4%
Global Export	0.9	+17.2%	+6.7%	+19.7%
TOTAL	**89.1**	**+5.5%**	**+4.4%**	**+6.3%**

Second quarter beer organic volume growth of 6.3% was markedly stronger than first quarter growth of 4.4%.

In North America, Canadian volumes declined by 1.2%, impacted by Ontario where the discount segment continues to grow, partly offset by good progress in Québec. The US market slowdown led to a 4.3% volume decline, due to the softness of our domestic low-carb brand, Rock Green Light®, and our Canadian brands down by nearly 8%. Our European brands however grew by nearly 12% during the first half.

In Central and South America, beer volumes were up strongly in nearly all countries. In Brazil, beer market share improved 2.0 percentage points over the first half of 2004, reaching 68.3% on the back of 13.3% volume growth.

In Western Europe volumes declined by 4.6% - Benefralux was lower by 3.1%, UK/Ireland declined by 9.7%, while Germany/Italy/Spain/Austria/Switzerland increased by 1.2% on the back of better second quarter volumes.

Overall beer volume growth in Central and Eastern Europe was 8.1%, as a result of strong growth in Russia/Ukraine (+14.7%) combined with weaker volume developments in the Balkans (-1.5%) and Hungary/Croatia/Czech Republic (-2.2%). Nearly all countries in this Zone delivered better organic volume growth than in the first quarter.

In Asia Pacific, organic volume decline of 4.1% in South Korea was more than offset by 5.5% growth in China, now having Lion Group as part of organic performance.